UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bristow Group Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

676255 10 2

(CUSIP Number)

Mr. Graeme P. Denison, Caledonia Investments plc, 2nd Floor, Stratton House, 5 Stratton Street,

London, England W1J 8LA (44-20-7802-8080)

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

February 12, 2016

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676255 10 2	13D	Page 2 of 5 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Caledonia Investments plc
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 2,824,283
	8)	SHARED VOTING POWER
	9)	SOLE DISPOSITIVE POWER 2,824,283
	10)	SHARED DISPOSITIVE POWER
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,824,283
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.08%
14)	TYPE OF REPORTING PERSON (See Instructions) CO

Schedule 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed with respect to the beneficial ownership of the Reporting Persons in Bristow Group Inc. (the “Issuer”). This Amendment No. 1 supplements the Schedule 13D as previously filed on November 12, 2015 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in Schedule 13D. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Caledonia has made the following recent open market purchases of shares of Common Stock of the Issuer.

Date of purchase	No of shares	Consideration (USD)
November 17, 2015	47,268	1,403,287 ($29.69 per share)
December 07, 2015	110,533	2,847,330 ($25.76 per share)
February 12, 2016	220,000	2,816,000 ($12.80 per share)
February 16, 2016	200,000	2,793,320 ($13.97 per share)
February 16, 2016	169,467	2,354,930 ($13.90 per share)

The source of such purchase consideration was the Reporting Person’s working capital.

In addition, 5,554 shares of Common Stock were transferred to Caledonia on February 5, 2016 at no cost. These shares were restricted stock units which vested to Mr. Stephen King and Mr. Mathew Masters, directors of Bristow and employees of Caledonia. Mr. King and Mr. Masters assigned ownership of these shares to Caledonia on the same date.

Item 4. Purpose of Transaction

Caledonia has been a shareholder in Bristow Group Inc. (“Bristow” or the “Issuer”) for just over 19 years. As Caledonia has previously stated, it may, from time to time, increase, reduce or dispose of its investment in Bristow depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, the strategic value of the investment to Caledonia and other considerations. As a result of the reduced oil price and market conditions in general, the Bristow Common Stock share price has fallen significantly in recent months, such that Caledonia considers that Bristow’s current Common Stock share price represents good value and an attractive investment opportunity. Accordingly, Caledonia’s purchases of the Common Stock were made for purposes of investment, and the acquisitions were made in the ordinary course of business and not for the purpose of acquiring control of Bristow on November 16, December 7, 2015, February 12 and February 16, 2016.

Depending on market conditions, Caledonia may consider further purchases of shares. Consistent with its investment purpose, Caledonia reserves the right to develop such plans or proposals consistent with applicable law and at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of its investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements, and/or other investment considerations.

Item 5. Interest in Securities of Issuer

(a) As of the date this Statement is executed, Caledonia is the direct beneficial owner of 2,824,283 shares of Common Stock of the Issuer. This holding represents approximately 8.08% of the total of 34,944,932 shares of Common Stock of the Issuer currently outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2015 filed with the SEC February 8, 2016. To the extent that, by virtue of the relationships described in Item 2, Cayzer may be deemed to share indirect beneficial ownership of the shares of Common Stock of the Issuer owned directly by Caledonia, Cayzer expressly disclaims all such beneficial ownership. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b) Caledonia has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposal of the 2,824,283 shares of Common Stock of the Issuer.

(c) Except as disclosed in the original Schedule 13D and in Item 4, there have been no transactions in the Common Stock of the Issuer by Caledonia within the last 60 days.

(d) Caledonia has the right to receive and the power to direct receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock of the Issuer that it holds.

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2016		CALEDONIA INVESTMENTS PLC

	By:	/s/ Graeme Denison
	Name:	Graeme Denison
	Title:	Company Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

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